UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

KEMET Corporation
(Name of Issuer)
Common Stock, par value $.01 per share
(Title of Class of Securities)
488360108
(CUSIP Number)
K Equity, LLC
c/o Platinum Equity, LLC
360 North Crescent Drive
South Building
Beverly Hills, California 90210
(310) 712-1195

with a copy to:

James W. Loss, Esq.
Bingham McCutchen LLP
600 Anton Boulevard, 18th Floor
Costa Mesa, California 92626
(714) 830-0626
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
December 14, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	488360108

1	NAMES OF REPORTING PERSONS K Equity, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		15,954,876*

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		15,954,876*

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

15,954,876*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

30.1%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
* See Item 5 hereof.

2 of 15

CUSIP No.	488360108

1	NAMES OF REPORTING PERSONS K Holdings, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		15,954,876*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

15,954,876*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

15,954,876*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

30.1%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
* See Item 5 hereof.

4 of 15

CUSIP No.	488360108

1	NAMES OF REPORTING PERSONS Platinum Equity Capital Partners II, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		15,954,876*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

15,954,876*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

15,954,876*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

30.1%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
*See Item 5 hereof.

5 of 15

CUSIP No.	488360108

1	NAMES OF REPORTING PERSONS Platinum Equity Partners II, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		15,954,876*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

15,954,876*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

15,954,876*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

30.1%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
*See Item 5 hereof.

6 of 15

CUSIP No.	488360108

1	NAMES OF REPORTING PERSONS Platinum Equity Investment Holdings II, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		15,954,876*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

15,954,876*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

15,954,876*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

30.1%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
*See Item 5 hereof.

7 of 15

CUSIP No.	488360108

1	NAMES OF REPORTING PERSONS Platinum Equity, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		15,954,876*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

15,954,876*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

15,954,876*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

30.1%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
*See Item 5 hereof.

8 of 15

CUSIP No.	488360108

1	NAMES OF REPORTING PERSONS Tom Gores

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		15,954,876*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

15,954,876*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

15,954,876*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

30.1%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
*See Item 5 hereof.

9 of 15

ITEM 1.	Security and Issuer.
This Amendment No. 1 to Schedule 13D (this “First Amendment”) amends and supplements the statement on Schedule 13D (the “Schedule 13D”) filed by the Reporting Persons (as defined below) on July 10, 2009 with the U.S. Securities and Exchange Commission (the “SEC”). Capitalized terms used but not defined herein have the meanings given to such terms in the Schedule 13D. Except as otherwise provided in this First Amendment, all Items of the Schedule 13D remain unchanged.

ITEM 2.	Identity and Background.
Parts (a), (b), (c) and (f) of Item 2 of the Schedule 13D are hereby amended and supplemented, with effect from the date of this First Amendment, by adding the following:
This First Amendment is being filed jointly by (i) K Equity, LLC, a Delaware limited liability company (“K Equity”), (ii) K Holdings, LLC, a Delaware limited liability company, (iii) Platinum Equity Capital Partners II, L.P., a Delaware limited partnership, (iv) Platinum Equity Partners II, LLC, a Delaware limited liability company, (v) Platinum Equity Investment Holdings II, LLC, a Delaware limited liability company, (vi) Platinum Equity, LLC, a Delaware limited liability company, and (vii)Tom Gores, an individual (collectively, the “Reporting Persons”). On June 30, 2009, K Financing, LLC (“K Financing”), a Delaware limited liability company and affiliate of K Equity and the other Reporting Persons, received the Closing Warrant from the Company and entered into the Investor Rights Agreement with the Company. On July 9, 2009, K Financing assigned the Closing Warrant and the Investor Rights Agreement to K Equity. K Financing no longer has any interest in the Closing Warrant or the Investor Rights agreement, and as a result is no longer a reporting person for purposes of the Schedule 13D.

ITEM 3.	Source and Amount of Funds or Other Consideration.
Item 3 of the Schedule 13D is hereby amended and supplemented, with effect from the date of this First Amendment, by adding the following
The information in Item 6 of this First Amendment is incorporated herein by reference.

ITEM 4.	Purpose of Transaction.
Item 4 of the Schedule 13D is hereby amended and supplemented, with effect from the date of this First Amendment, by adding the following:
The information in Item 6 of this First Amendment is incorporated herein by reference.

10 of 15

ITEM 5.	Interests in Securities of the Issuer.
Parts (a) and (b) of Item 5 of the Schedule 13D are hereby amended and supplemented, with effect from the date of this First Amendment, by adding the following:
The information in Item 6 of this First Amendment is incorporated herein by reference.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Item 6 of the Schedule 13D is hereby amended and supplemented, with effect from the date of this First Amendment, by adding the following:
Subsequent Events
On May 5, 2010, the Company repaid all of its outstanding indebtedness under the Credit Agreement and the Credit Agreement was terminated. The Closing Warrant, Investor Rights Agreement and Corporate Advisory Services Agreement remained in effect in accordance with their terms. Pursuant to the terms of the Closing Warrant, as a result of the Company’s level of borrowings under the Credit Agreement prior to its termination, the per share exercise price of the Closing Warrant was reduced from $0.50 per share to $0.35 per share.
On November 5, 2010, the Company filed with the Secretary of State of Delaware a Certificate of Amendment to its Restated Certificate of Incorporation to effect a reverse stock split of its common stock at a ratio equal to one-for-three (the “Reverse Stock Split”). Pursuant to the terms of the Closing Warrant, as a result of the Reverse Stock Split the number of shares of common stock subject to the Closing Warrant was proportionately reduced from 80,544,685 shares to 26,848,484 shares, and the exercise price was proportionately increased from $0.35 per share to $1.04999 per share.
On December 14, 2010, K Equity and the Company entered into an underwriting agreement (the “Underwriting Agreement”) with Deutsche Bank Securities Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and UBS Securities LLC, as representatives of the several underwriters named therein (the “Underwriters”). Pursuant to the terms of the Underwriting Agreement, the Underwriters severally agreed to purchase from K Equity a portion of the Closing Warrant. Upon acquiring the portion of the Closing Warrant, the representatives of the Underwriters, on behalf of the Underwriters, exercised the acquired portion of the Closing Warrant in full on a net exercise basis (as provided in the Closing Warrant), and the Company issued all of the common shares issuable upon such net exercise to the representatives of the Underwriters, on behalf of the Underwriters. Upon acquiring the shares, the representatives of the Underwriters, on behalf of the Underwriters, sold the shares to the public. The portion of the Closing Warrant that K Equity sold to the representatives of the Underwriters covered 9,477,439 shares, which permitted a total of 8,700,000 shares to be issued to the representatives of the Underwriters upon the net exercise thereof.

11 of 15

Pursuant to the terms of the Underwriting Agreement, K Equity also granted to the representatives of the Underwriters, on behalf of the Underwriters, an over-allotment option, exercisable no later than January 13, 2011, to purchase an additional portion of the Closing Warrant representing up to 1,300,000 additional shares of common stock for sale by the Underwriters to the public (upon exercise of the additional portion of the Closing Warrant on a net exercise basis as described above). The Underwriters exercised the over-allotment option and, on December 20, 2010, K Equity sold the representatives of the Underwriters another portion of the Closing Warrant, covering 1,416,169 shares, which permitted a total of 1,300,000 shares to be issued to the representatives of the Underwriters upon the net exercise thereof.
K Equity sold the foregoing portions of the Closing Warrant to the Underwriters for a price equal to $10.45 per share of stock that the Underwriters sold to the public in the offering (i.e., K Equity did not receive additional consideration for the acquired portions of the Closing Warrant that were attributable to shares forfeited to the Company as part of the net exercises of the warrants). As a result of the foregoing sales of portions of the Closing Warrant to the representatives of the Underwriters, K Equity’s remaining portion of the Closing Warrant covers 15,954,876 shares of common stock. Based upon information provided by the Company in the registration statement pursuant to which the shares issued to the Underwriters upon exercise of the acquired portions of the Closing Warrant were sold by the Underwriters, K Equity beneficially owns approximately 30.1% of the Company’s common stock on a post-sale basis.
The foregoing description of the Underwriting Agreement is qualified in its entirety by reference to the full text thereof, which is included as Exhibit 8 hereto, and is incorporated herein by reference.

ITEM 7.	Material to be Filed as Exhibits.
Item 7 of the Schedule 13D is hereby amended and supplemented, with effect from the date of this First Amendment, by adding the following:

Exhibit 8	Equity Underwriting Agreement, dated December 14, 2010, by and among K Equity, LLC, the Company, Deutsche Bank Securities Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and UBS Securities LLC (incorporated by reference to Exhibit 1.1 of the Current Report on Form 8-K filed by the Company with the SEC on December 15, 2010)

12 of 15

SIGNATURES
After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.
Date: December 20, 2010
K EQUITY, LLC

By:	/s/ Eva M. Kalawski

Name:	Eva M. Kalawski
Title:	Vice President and Secretary
K HOLDINGS, LLC

By: Name:	/s/ Eva M. Kalawski Eva M. Kalawski
Title:	Vice President and Secretary
PLATINUM EQUITY CAPITAL PARTNERS II, L.P.
By: PLATINUM EQUITY PARTNERS II, LLC, its general partner
By: PLATINUM EQUITY INVESTMENT HOLDINGS
II, LLC, its senior managing member

By:	/s/ Eva M. Kalawski
Name:	Eva M. Kalawski
Title:	Vice President and Secretary
PLATINUM EQUITY PARTNERS II, LLC
By: PLATINUM EQUITY INVESTMENT HOLDINGS
II, LLC, its senior managing member

By:	/s/ Eva M. Kalawski
Name: Eva M. Kalawski
Title: Vice President and Secretary
PLATINUM EQUITY INVESTMENT HOLDINGS II, LLC

By:	/s/ Eva M. Kalawski
Name:	Eva M. Kalawski
Title:	Vice President and Secretary

13 of 15

PLATINUM EQUITY, LLC

By:	/s/ Eva M. Kalawski
	Name:	Eva M. Kalawski
	Title:	Executive Vice President, General Counsel and Secretary

/s/ Tom Gores*
Tom Gores, individually

* By:	/s/ Mary Ann Sigler
Mary Ann Sigler, attorney-in-fact

14 of 15

Exhibit Index

Exhibit 8	Equity Underwriting Agreement, dated December 14, 2010, by and among K Equity, LLC, the Company, Deutsche Bank Securities Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and UBS Securities LLC (incorporated by reference to Exhibit 1.1 of the Current Report on Form 8-K filed by the Company with the SEC on December 15, 2010)